Inter Parfums, Inc.
551 Fifth Avenue
New York, NY 10176

June 19, 2007

United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010
Att.: Ms. Lisa Haynes, Staff Accountant,
Division of Corporate Finance

Re:	Form 10-K for the fiscal year ended December 31, 2006 Form 10-Q for the quarter ended March 31, 2007 File No. 0-16469

Ladies and Gentlemen:

This letter is written in response to the letter dated June 4, 2007 of Mr. Rufus Decker, Accounting Branch Chief. We have reproduced the comments from such letter, and our responses follow each of such comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

1. We confirm that we will make the additional disclosures discussed in this letter in future filings on Annual Reports on Form 10-K, as well as Quarterly Reports on Form 10-Q if applicable.

Controls and Procedures

2. Exchange Act Rule 13a-15(f) defines internal control over financial reporting, not disclosure controls and procedures. Therefore, please revise your disclosure regarding the Exchange Act definition of disclosure controls and procedures to reference Rule 13a-15(e).

2. We will correct the reference to Rule 13a-15(e).

Consolidated Financial Statements

Note 1 - The Company and its Significant Accounting Policies, page F7

3. Please disclosure the types of expenses that you include in the cost of sales line item and the types of expense that you include in the selling and administrative expenses line item.

3. Note 1(g) to the Consolidated Financial Statements is to be revised and is to read substantially as follows:

“Inventory, including promotional merchandise, only includes inventory considered saleable or usable in future periods, and is stated at the lower of cost or fair-market value, with cost being determined on the first-in, first-out method. Cost components include raw materials, componentry, direct labor and overhead (e.g., indirect labor, utilities, depreciation, purchasing, receiving, inspection and warehousing) as well as inbound freight. Promotional merchandise is charged to cost of sales at the time the merchandise is shipped to the Company’s customers.”

Also see our response to staff comment 6. and 7. below.

4. Please disclose your accounting policies pertaining to package development costs associated with new products and redesigns of existing product packaging. If you do not expense these costs as incurred, please tell us the authoritative literature you relied upon to support your accounting treatment.

4. A new subsection is to be added in Note 1 to the Consolidated Financial Statements and is to read substantially as follows:

“Packaging Development Costs

Packaging development costs associated with new products and redesigns of existing product packaging are expensed as incurred.”

Note 1(g) - Inventories, page F8

5. Please disclose whether or not there are any actual and/or estimated amounts of general and administrative costs remaining in inventory at each balance sheet date. Refer to paragraph 6(b) of Rule 5-02 of Regulation S-X.

5. Note 1(g) to the Consolidated Financial Statements is to be further revised in addition to the disclosure to be made as set forth in item 3 above, to quantify the amount of overhead included in inventory. The addition to Note 1(g) for the 2006 10-K would have read substantially as follows:

“Overhead included in inventory aggregated, $2.1 million and $1.5 million as of December 31, 2006 and 2005, respectively.”

6. You disclose on page F9 that you have arrangements with customers to reimburse them for a portion of their advertising and promotional costs. Please revise to disclose how you account for these transactions, including how you considered the provisions of EITF 01-9 and which income statement line items which are affected by these arrangements. For each expense line item that is affected by these transactions, please disclose the related amounts included in that line item.

6. We followed the provisions of Paragraph 9, of EITF 01-9 and these costs were included in selling, general and administrative expense. However, over the past several years, our reimbursement of a portion of our customers advertising and promotional expenses (“Co-op Advertising”) has been declining to the point where it is insignificant, and we no longer have this type of expense reimbursement with our customers. In future filings, we intend to not include such disclosure in our notes to our consolidated financial statements.

7. As a related matter, for all customer consideration costs, please revise your MD&A in future filings to disclose that your gross profit and gross margin may not be comparable to other companies to the extent that you exclude these costs as well as your shipping and handling costs from cost of sales and include them in selling, general and administrative expenses instead.

7. As disclosed in the last sentence of Note 1(m) “The costs that the Company incurs for shelf replacement costs and slotting fees are expensed as incurred and are netted against revenues on the Company’s consolidated statement of income.” We believe that our accounting is in accordance with the requirements of EITF 01-9. In addition our disclosure in Note 1(j) includes the following statement “The Company does not bill its customer’s freight and handling charges. All shipping and handling costs, which aggregated $5.5 million, $4.2 million and $4.0 million in 2006, 2005 and 2004, respectively, are included in selling, general and administrative expense in the consolidated statements of income.” Accordingly, we believe that our accounting and disclosure are in accordance with the requirements of EITF 00-10 and, as a result, we believe that our gross profit and gross margin are comparable to other companies that either do not bill customers shipping and handling costs and include such costs in selling, general and administrative expense, or do bill their customers shipping and handling costs and record such costs as costs of sales with the related revenue recorded in sales, which also is in compliance with EITF-00-10.

Note 2- Material Definitive Agreements, F12

8. Please disclose the methods and assumptions used to determine the $1.7 million fair value of warrants granted to Gap in July 2005 and September 2006. In addition, please disclose which income statement line is used to record amortization expense associated with the warrants.

9. It appears from your disclosures on page F12 that there are registration rights agreements associated with the warrants granted to Gap. Please disclose the financial statement impact associated with your adoption of FASB Staff Position EITF 00-19-2 and include the disclosures required by paragraph 12 of FSP EITF 00-19-2 in your next interim filing.

8. and 9. We have responded to Items 8 and 9 together. Our revised disclosure to the third paragraph of Note 2(c) is to read substantially as follows:

“As an inducement to enter into this agreement, in July 2005 we granted warrants to purchase 100,000 shares of our common stock to Gap exercisable for five years at $25.195 per share, 125% of the market price on the date of grant. In addition, we agreed to grant up to three (3) additional warrants to Gap. The first additional warrant was granted in September 2006 for 100,000 shares of our common stock exercisable for five years at $17.194 per share, the market price on the date of grant. In addition, if the term of our agreement with Gap is extended as discussed above, we will grant to Gap two additional warrants. Each such warrant would be exercisable for 50,000 shares of our common stock at 100% of the market price on the date of grant. The fair market value of the 100,000 warrants granted in July 2005 and the 100,000 warrants granted in September 2006 aggregated approximately $1.7 million and was determined on the date of the first grant using the Black-Scholes option pricing model with the following assumptions: dividend yield 0.7%; volatility of 50%; a risk-free interest rate of 3.84%; and an expected life of the warrant of five years. Such amount has been capitalized as an intangible asset and is being amortized over the initial term of the agreement. Such amount is included in selling, general and administrative expense in the accompanying consolidated financial statements.

We have registered with the Securities and Exchange Commission the 200,000 shares purchasable pursuant to the first two warrant grants for resale in May 2007. In the event we fail to maintain an effective registration statement, Gap shall have the right to convert the warrants or any portion thereof into shares of our common stock. Upon exercise of this right we have agreed to deliver, without payment by Gap of any exercise price or any cash or other consideration, that number of shares of fully paid and nonassessable shares of the Company’s Common Stock, the value of which would equal the difference between the fair value and the exercise price of the Company’s Common Stock on the date of exercise attributable to the warrants exercised divided by the fair value of the Company’s common Stock on the date of exercise.”

10. Please tell us what each of the intangible assets included in the table on page F13 represents and how you determine that they meet the definition of intangible assets as described in paragraph F1 of SFAS 142. For example, you disclose on page F12 that you recorded an up front royalty payment of approximately $23.4 million as a trademark intangible. Tell us how you determined that the up front royalty payments do not represent financial assets which should be classified as prepared assets or other assets depending on the period over which they will be paid.

10. Our intangible assets consist of trademarks, license agreements and other intangible assets. Other intangible assets include the cost for rights pursuant to our agreement with Gap and rights for the use of certain tools and molds owned by third parties. We recorded a payment of approximately $23.4 million in connection with the acquisition of the license for Van Cleef & Arpels as an intangible asset, which was necessary to obtain the license. Accordingly, we believe that such cost is properly characterized as an intangible asset in accordance with paragraph F1 of SFAS 142 and not as a financial asset. Such amount is amortized over the initial term of the license and amortization expense is included in selling, general and administrative expense.

11. As a related matter, if you determine that your up front royalty payments represent prepaid assets or other assets, please revise your cash flow statements as necessary to reflect the acquisition and amortization of these assets within operating activities instead of investing activities. Refer to paragraphs 15-17 and 21-24 of SFAS 95.

11. As license acquisition costs are properly characterized as an intangible asset, it is not proper to revise our cash flow statements.

12. We note from your disclosures that you are obligated under agreements with Burberry, Lanvin and possibly others to spend money on advertising their products. Please disclose the terms of these arrangements including how the required and/or minimum payments are calculated. If not already disclosed, please also include these payments in your contractual obligations table on page 34. Please also revise your contractual obligations table to disclose the assumptions used to calculated payments required by these arrangements

12. We propose to revise our disclosure relating to advertising expenditures in each paragraph that relates to license agreements substantially as follows:

“Our rights under such license agreement are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. Advertising expenditures are a negotiated percentage of net sales of license products that are incurred either by us or our distributors.”

However, we do not believe that future advertising expenditures are properly included in the contractual obligations table because they are not the subject of reasonable estimates because of the following two reasons: (1) advertising expenditures are a function of the actual net sales of a particular brand, and projections of net sales are speculative; and (2) all or a potion of such advertising expenditures are borne by third party distributors, and not the company.

Note 6 - Trademarks, Licenses and Other Intangible Assets, F14

13. Please disclose the weighted-average amortization period, in total and by major intangible asset class. Refer to paragraph 44 of SFAS 142.

13. We will include in the table in Note 6 the weighted average amortization period, in total and by major intangible asset class.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2007

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 19

14. We note that you make reference to Rule 13a-14(c), which is where the previous definition of disclosure controls and procedures appeared. Please revise your future interim filings to reference the location of the current definition, which is Rule 13a-15(e).

14. We will correct the reference to Rule 13a-15(e).

Finally, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If further information is required, please feel free to contact the undersigned.

Very truly yours,

/s/ Russell Greenberg

Russell Greenberg, Executive Vice President
and Chief financial Officer

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